UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of October, 2008

Commission File No.: ___-_______

VISIPHOR CORPORATION

(Translation of the registrant’s name into English)

1100 – 4710 Kingsway

Burnaby, B.C. V5H 4M2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X      Form 40- F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____________________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

FURNISHED HEREWITH

Exhibit

99.1

Press release dated October 8, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VISIPHOR CORPORATION

Date:  October 9, 2008

/s/ Sunil Amin

Sunil Amin, Chief Financial Officer

Exhibit 99.1

NEWS RELEASE: FOR IMMEDIATE DISTRIBUTION

Visiphor Grants Options

VANCOUVER, CANADA, October 8, 2008 – Visiphor Corporation (“Visiphor”) (OTCBB: VISRF; TSX-V: VIS; DE: IGYA) announces that it has granted a total of 1,200,000 options to officers and directors of the Company at an exercise price of $0.10 with an expiry date of October 7, 2011. One third of these options will vest immediately, one third will vest one year from the date of grant, and the final third will vest two years from the date of grant, with a four month hold period that expires on February 7, 2009.

About Visiphor

Visiphor is a software product and services company with special capabilities for delivering practical, rapidly deployable solutions serving the government, law enforcement, security, health care and financial services sectors.

Visiphor’s products include Computerized Arrest and Booking (CABS), the InForce Suite to search and locate disparate information, Facial Recognition, and the Briyante Integration Environment (BIE) for integration needs.

Visiphor solutions are utilized in Canada, the United Kingdom, United States, Mexico and the Far East. The company is a Microsoft Gold Certified Partner. For information about Visiphor, please refer to www.visiphor.com.

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ON BEHALF OF THE BOARD OF DIRECTORS

“Oliver ‘Buck’ Revell”
Chairman, Visiphor Corporation

Media and Investor Inquiries:

Roy Trivett - CEO

Visiphor Corporation

Phone: +1-604-684-2449 Ext. 234

E-mail: roy.trivett@visiphor.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Forward Looking Statements: This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements.  Factors that could cause actual results to differ materially from anticipated results include the risks and uncertainties described in Visiphor Corporation’s Form 10-KSB filed with the United States Securities and Exchange Commission.  We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.